UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Ortal Klein

Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ortal.klein@alon-oil.co.il

ALON BLUE SQUARE ISRAEL LTD. ANNOUNCES

APPOINTMENT OF NEW DIRECTORS

YAKUM, Israel, February 11, 2015 Alon Blue Square Israel Ltd. (NYSE: BSI) (“Alon Blue Square” or the "Company") announced today that its Board of Directors had approved the appointment of two new directors, Mr. Tal Yeshua and Mr. Avigdor Kaplan and the appointment of an alternate director, Avshalom Haran, by one of the Company's existing directors, Mr. Oded Rubenstein.

Mr. Yeshua has served as the Chairman of Mishkey Emek Hayarden & Zemach mifalim, a concern of various kibbutzim, since last year, and since 2007 has been an owner and Chairman of Travelers Hotels Ltd., a chain organizing accommodations for travelers. From 2007 to 2014, Mr. Yeshua served as Chairman of Amiad Water Systems, a global producer of filtration systems traded on AIM, the international market of the London Stock Exchange for smaller growing companies, and from 2002 and to 2010, Mr. Yeshua served as Chairman of Termokir Ltd., a factory owned by Kibbutz Horshim in the dry mixtures business for the building industry. From 2006 to 2008, Mr. Yeshua served as Chairman of Asiv Textile Industries Ltd., owned by Kibbutz Afek in the knit fabrics business for the garment and home textile industries. Mr. Yeshua has an Executive MBA from Tel Aviv University, a B.A. in Society and Management from the Open University and a deploma in Practical Computer Engineering from Ruppin College.

Mr. Kaplan has served as the CEO of Alon Israel Oil Company Ltd. since the beginning of the year 2015, and from June 2013 to June 2014, he served as the Director General of Hadassah Medical Organization. From June 2008 to May 2013, Mr. Kaplan served as the Chairman of the Board of Clal Insurance Group, and from May 1997 to May 2008, he served as CEO of the Clal Insurance Group. Mr. Kaplan has a B.A. in Economics and Statistics from The Hebrew University, a Diploma in Business Administration from The Hebrew University, an M.sc in Industrial Engineering from Technion, and a PhD in Health Sciences from Ben Gurion University.

Mr. Haran has served as the CEO of Mishkei Hakibutzim, which concentrates the purchasing power of the kibbutz movement in Israel via a number of independent companies owned by the group , since 2012, and from 2006 to 2012, he served as CEO of Meser, which competes with the Israel Postal Company in the distribution of business mail. From 2006 to 2009, Mr. Haran served as Chairman of Kibbutz Be'eri and from 2003 to 2006, he served as CEO of Kibbutz Be'eri. Mr. Haran has a B.A. in Agriculture Economy from the Hebrew University and an Executive MBA from the Tel Aviv University. Mr. Haran was chosen Mr. Rubenstein as his alternative director in accordance with Israeli law due to Mr. Rubenstein's hospitalization.

The Company also announced the end of the term of Ms. Diana Bogoslavsky as one of Alon Blue Square's directors following the end of her term as Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants, one of the shareholders of Alon Israel Oil Company our parent company. Alon Blue Square expresses its appreciation and thanks to Ms. Bogoslavsky for her service to the Company.

Sale of BSRE shares

The Company also reported today, that it has sold on February 8, 2015, 578,744 ordinary shares of its subsidiary, Blue Square Real Estate Ltd. ("BSRE"), for a price per share of approximately NIS 125.00 (approximately US$ 32.31). Following the sale of shares, the Company holds 7,489,999 ordinary shares, constituting approximately 64.71% of the issued ordinary shares of BSRE (63.49% on a fully diluted basis).

An offer made by Mr. David Wiessman to Alon Israel Oil Company Ltd.

The company further reports today, that it received a written offer submitted by Mr. David Wiessman, our Chief Executive Officer, to our controlling shareholder Alon Israel Oil Company Ltd. to purchase all of its holdings in Alon Blue Square.

* * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square operates through Dor Alon Energy in Israel (1988) Ltd, its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"). Dor Alon is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 206 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square operates through its 100% subsidiary, Mega Retail Ltd., which currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets which offer a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 64.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, operates in the sector of issuance and clearance of credit cards

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the legislation "Promoting Competition in the Food Industry", enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 11, 2015	By:	/s/ Ortal Klein
Ortal Klein, Adv. Corporate Secretary